September 22, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: Rolaine S. Bancroft

Re:	Toyota Motor Credit Corporation
Toyota Leasing, Inc.
Toyota Lease Trust
Registration Statement on Form S-3
Filed July 22, 2011
File No. 333-175744

Dear Ms. Bancroft:

On July 22, 2011 (the “Submission Date”), our client, Toyota Leasing, Inc. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On August 18, 2011, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Toyota Leasing, Inc.
September 22, 2011

General

1.
Comment: We note that you are registering demand notes that will be issued by Toyota Motor Credit Corporation. Please revise your prospectus supplement to provide bracketed language related to the terms of the demand notes and related risk factor disclosure.

Response: We have revised the Prospectus Supplement to include bracketed language related to the terms of the demand notes and related risk factor disclosure.  Please see pages S-33, S-34, S-69, S-70 and S-73 of the Prospectus Supplement.

Reallocation History, page S-38

2.
Comment: Please revise to briefly describe the information you will present in the table. For instance, provide a brief description of what you mean by “reallocation.” We note your disclosures on pages S-68 and 42 of the base prospectus.

Response:  We have revised the Prospectus Supplement to briefly describe the information to be presented in the table, including a description of what is meant by “reallocation.”  Please see pages S-40 and S-41 of the Prospectus Supplement.

Base Prospectus

The Leases, page 40

3.
Comment: We note your disclosure on page 42 that dealers are obligated to repurchase any leases that do not meet certain representations and warranties made by a dealer. Please revise to disclose whether those representations and warranties will be incorporated into the underlying transaction agreements for the asset-backed securities. If so, also revise the disclosure that accompanies the table on page S-38 to indicate that the table will include disclosure related to repurchase activity with respect to dealer representations and warranties.

Response:  We have revised the Prospectus Supplement to clarify that, though the related issuing entity will be entitled to proceeds of any repurchases by dealers due a breach of representations or warranties under the related dealer agreements, such representations and warranties will not be incorporated into the underlying transaction agreements for the asset-backed securities.  As such, the table concerning reallocation history in the Prospectus Supplement will not include disclosure related to repurchase activity with respect to dealer representations and warranties.  Please see page 44 of the Base Prospectus.

Representations, Warranties and Covenants, page 42

4.	Comment: We note your disclosure of representations of warranties made by the servicer. Please revise to disclose whether any representations or warranties will be

Toyota Leasing, Inc.
September 22, 2011

made by the sponsor or depositor. If so, also revise the disclosure that accompanies the table on page S-38 to indicate that the table will include disclosure related to repurchase activity with respect to sponsor or depositor representations and warranties.

Response:  We have revised the Base Prospectus to clarify that the representations and warranties will be made by Toyota Motor Credit Corporation, as servicer and as sponsor, and that no representations or warranties concerning the leases will be made by any other party.  We have revised the disclosure that accompanies the table concerning reallocation history in the Prospectus Supplement to indicate that it will include reallocation history with respect to representations and warranties of Toyota Motor Credit Corporation.  Please see pages S-40 and S-41 of the Prospectus Supplement and pages 44 and 45 of the Base Prospectus.

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If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach

cc:	Jennifer Ishiguro
Toyota Motor Credit Corporation